Exhibit 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, November 27, 2007 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2008, unchanged from the previous quarter.
For the current quarter, the board also declared a dividend of $0.33125 per share on paid-up Class B Preferred Shares Series 5, a dividend of $0.296875 per share on paid-up Class B Preferred Shares Series 6, a dividend of US $0.371875 per share on paid-up Class B Preferred Shares Series 10, a dividend of $0.28125 per share on paid-up Class B Preferred Shares Series 13, and an initial dividend of $0.49983 per share on paid-up Class B Preferred Shares Series 14 of BMO.
The dividend on the common shares is payable February 28, 2008 to shareholders of record on February 1, 2008. The dividends on the preferred shares are payable February 25, 2008 to shareholders of record on February 1, 2008.
The above mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com